[redacted]

09059232

SEC Mail
Mail Processing
Section

MAR 02 2009

Washington, DC
106

3/9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response.12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66229

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRATION IDENTIFICATION

NAME OF BROKER DEALER: Puritan Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

980 Post Road East, 2nd Floor
(No. and Street

Westport	Connecticut	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARTDS TO THIS REPORT

Nathan Lapkin (203) 401-8089
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GBH CPAs, PC
(Name – If individual, state last, first, middle name)

24 East Greenway Plaza, Suite 1875	Houston	Texas	77046
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB
3/19

OATH OR AFFIRMATION

I, **Nathan Lapkin** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Puritan Securities, Inc.** as of **December 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President

Title

JUDY TUCKER
NOTARY PUBLIC – CONNECTICUT
My Comm. Expires Feb. 28, 2013

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PURITAN SECURITIES, INC.

CONTENTS

Independent Auditors' Report	4
Statement of Financial Condition	5
Statement of Operations	6
Statement of Changes in Shareholder's Equity	7
Statement of Cash Flows	8
Notes to Financial Statements	9-11
Supplementary Schedules:	
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1	13
Reconciliation of the Computation Of Net Capital Pursuant To Uniform Net Capital Rule 15c3-1 Included In The Company's Corresponding Unaudited Form X-17A-5 Part II Filing With The Computation Included In The Report Pursuant To Rule 17a-5(d)	14
Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5	15-16

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Puritan Securities, Inc.

We have audited the accompanying statement of financial condition of Puritan Securities, Inc. (the Company) as of December 31, 2008, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Puritan Securities, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying index are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GBH CPAs, PC

GBH CPAs, PC
www.gbhcpas.com
Houston, Texas
February 26, 2009

PURITAN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Current Assets:		
Cash and cash equivalents	$	78,397
Commissions receivable		175,584
Securities owned		752
Other assets		1,050
Total current assets		255,783
TOTAL ASSETS	**$**	**255,783**

LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities:		
Commissions payable	$	178,184
Income taxes payable (Note 4)		9,527
Total current liabilities		187,711
TOTAL LIABILITIES		**187,711**
COMMITMENTS AND CONTENGINCIES (Notes 3 and 5)		
SHAREHOLDER'S EQUITY (Note 2):		
Preferred stock, $0.001 par value; 5,000,000 shares authorized; no shares issued or outstanding		-
Common stock, no par value; 1,600,000 shares authorized, 1,600,000 shares issued and outstanding		4,000
Additional paid-in capital		38,995
Retained earnings		25,077
TOTAL SHAREHOLDER'S EQUITY		**68,072**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**$**	**255,783**

The accompanying notes are an integral part of these financial statements.

PURITAN SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUE:		
Commissions and fees	$	2,600,063
Trading losses, net		(405)
Other income		1,124
Total revenue		**2,600,782**
EXPENSES:		
Commissions		2,476,304
General and administrative expenses		203,908
Total expenses		**2,680,212**
NET LOSS BEFORE INCOME TAX BENEFIT		(79,430)
Income tax benefit (Note 4)		(25,575)
NET LOSS	**$**	**(53,855)**

The accompanying notes are an integral part of these financial statements.

PURITAN SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Capital Stock Preferred		Capital Stock Common		Additional Paid-In	Retained	Total Shareholder's
	Shares	Amount	Shares	Amount	Capital	Earnings	Equity
BALANCES at January 1, 2007	**-**	**$ -**	**1,600,000**	**$ 4,000**	**$ 38,995**	**$ 78,932**	**$ 121,927**
Net Loss		-		-	-	(53,855)	(53,855)
BALANCES at December 31, 2008	**-**	**$ -**	**1,600,000**	**$ 4,000**	**$ 38,995**	**$ 25,077**	**$ 68,072**

The accompanying notes are an integral part of these financial statements.

PURITAN SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(53,855)
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized loss on marketable securities		405
Changes in operating assets and liabilities:		
Increase in commissions receivable		24,922
Decrease in commissions payable		(154,384)
Decrease in income taxes payable		(25,575)
Decrease in accrued expenses		(8,624)
Net Cash Used in Operating Activities		(217,111)
NET DECREASE IN CASH		(217,111)
CASH AND CASH EQUIVALENTS, at beginning of year		295,508
CASH AND CASH EQUIVALENTS, at end of year	$	78,397
Cash paid for interest	$	-
Cash paid for income taxes	$	-

The accompanying notes are an integral part of these financial statements.

PURITAN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Puritan Securities, Inc. (the "Company") is a New York corporation incorporated on October 14, 2003. The Company is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. In this capacity, the Company participates in private placements of capital into various limited partnerships and other investment vehicles and directs trading to other broker-dealers.

Securities Owned and Revenue Recognition

Securities owned by the Company are recorded at market value and related changes in market value are reflected in income. The Company records proprietary transactions, commission revenue and related expenses on a trade-date basis.

Statement of Cash Flows

For purposes of cash flows, the Company considers money market funds with maturity of three months or less to be cash equivalents.

Fair value of financial instruments

The Company measures its financial assets and liabilities in accordance with accounting principles generally accepted in the United States of America. For certain of the Company's financial instruments, including cash, receivables, other assets, payables and accrued expenses, the carrying amounts approximate fair value due to their short maturities. Securities owned are valued at market value.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Statement of Financial Accounting Standards No. 109. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. Changes in tax rates are recognized in income in the period in that includes the enactment date.

NOTE 2- NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. At December 31, 2008, the Company had net capital and net capital requirements of $49,314 and $12,514, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 3.81 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3- COMMITMENTS

The Company leases office space from unrelated parties on a month to month basis. The office lease amounts are subject to escalations based on increases in certain costs incurred by the lessor.

Total rental expense of approximately $32,000 was charged to operations during the year ended December 31, 2008.

NOTE 4- INCOME TAXES

There are no material differences between the financial statement carrying amounts of the Company's existing assets and liabilities and their respective tax bases.

During 2008, the Company generated a net operating loss for income tax purposes of approximately $79,000 and a corresponding tax benefit of approximately $25,000. The Company has recognized the estimated tax benefit in the income statement with a corresponding reduction in current taxes payable attributable to prior years. There were no material differences between the Company's taxable income for financial reporting and income tax reporting purposes. Income tax expense is less than the expected tax rate of 34% due to the progressive statutory rates.

NOTE 5- FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK, CONCENTRATIONS AND CONTINGENCIES

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

In the Company's trading activities, the Company may purchase securities for its own account and may incur losses if the market value of the securities decline subsequent to the purchase.

As of December 31, 2008, four of the Company's customers accounted for 86% of the Company's commission revenue and one of the Company's brokers generated 76% of that revenue.

The Company periodically maintains cash balances in excess of the FDIC insured amount of $250,000. At December 31, 2008, the Company did not have any cash balances in excess of these limits.

SUPPLEMENTARY INFORMATION

PURITAN SECURITIES, INC.

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2008

CREDIT:		
Shareholder's equity	**$**	**68,072**
DEBITS:		
Non-allowable assets:		
Commissions receivable		17,558
Other assets		1,050
Total debits		**18,608**
NET CAPITAL BEFORE HAIRCUTS		**49,464**
Haircuts on securities positions		150
NET CAPITAL	**$**	**49,314**
Minimum requirements of 6-2/3% of aggregate indebtedness of $187,711 or $5,000, whichever is greater		12,514
Excess net capital	**$**	**36,800**
AGGREGATE INDEBTEDNESS:		
Commissions payable	$	178,184
Income taxes payable		9,527
	$	**187,711**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**3.81 to 1**

See the accompanying Independent Auditors' Report.

PURITAN SECURITIES, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING WITH THE COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)
DECEMBER 31, 2008

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART II FILING	**$**	**41,208**
Adjustments to accounts receivable and income taxes payable:		8,106
NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5(d)	**$**	**49,314**

See the accompanying Independent Auditors' Report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors of
Puritan Securities, Inc.

In planning and performing our audit of the financial statements and supplementary information of Puritan Securities, Inc. (the Company) as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(1l) and for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in

conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Puritan Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected on a timely basis.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the Commission's objectives.

In addition, our review indicated that the Company. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2008, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

GBH CPAs, PC

GBH CPAs, PC
www.gbhcpas.com
Houston, Texas
February 26, 2009

PURITAN SECURITIES, INC.
REPORT PURSUANT TO RULE 17a-5(d)
FOR THE YEAR ENDED
DECEMBER 31, 2008